Exhibit 99.1

Hydro One receives regulatory decision regarding 2017-2018 transmission revenue requirement

TORONTO, September 4, 2018 – Hydro One Networks Inc. (“Hydro One”), Ontario’s largest electricity transmission and distribution company, received a decision from the Ontario Energy Board (“OEB”) on the company’s motion to review and vary the transmission revenue requirement decision.

The OEB has granted Hydro One’s motion for reconsideration of an earlier decision regarding future tax savings resulting from the company’s Initial Public Offering. This matter will now return to the OEB for further consideration. In the same decision, the OEB upheld its earlier determination on the Niagara Reinforcement Project and the Ombudsman Office.

The OEB issued its original decision on the company’s transmission revenue requirement on September 28, 2017. Hydro One filed a motion to review and vary the decision on October 18, 2017.

A copy of the decision is available on the OEB’s website.

About Hydro One Inc.

Hydro One Inc. is a fully owned subsidiary of Hydro One Limited, Ontario’s largest electricity transmission and distribution provider with more than 1.3 million valued customers, $25 billion in assets and 2017 annual revenues of nearly $6 billion. Our team of over 7,400 skilled and dedicated regular and non-regular employees proudly and safely serves suburban, rural and remote communities across Ontario through our 30,000 circuit km of high-voltage transmission and 123,000 circuit km of primary distribution networks. We are one of only six utility companies in Canada to achieve the Sustainable Energy Company designation from the Canadian Electricity Association. We also provide advanced broadband telecommunications services on a wholesale basis utilizing our extensive fibre optic network. Hydro One Limited’s common shares are listed on the Toronto Stock Exchange (TSX: H).

Forward-Looking Statements and Information:

This press release may contain “forward-looking information” within the meaning of applicable securities laws. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will”, “can”, “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

For further information:

Investors:

Omar Javed, Vice President, Investor Relations

investor.relations@hydroone.com, 416-345-5943

Media:

Jay Armitage, Director, Corporate Communications

media.relations@hydroone.com, 416-345-6868